Contact Gold Corp.

May 16, 2019

Via: EDGAR

Division of Corporation Finance
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rauiri Regan, Special Counsel

Re:	Request for Withdrawal: 1- A W/A
Offering Statement on Form 1-A POS (SEC File No. 024- 10984)

Ladies and Gentlemen:

     The Contact Gold Corp. (the "Registrant") hereby requests withdrawal of the post-effective amendment to its Offering Statement on Form 1-A POS (SEC File No. 024-10984) filed with the Securities and Exchange Commission on May 15, 2019. The filing was made in error.

     Please contact Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445 with any questions with respect to this request.

Sincerely,

Contact Gold Corp.

/s/ John Wenger

John Wenger
Chief Financial Officer

cc:	Kenneth Sam, Dorsey & Whitney LLP